Red Empire Real Estate Investments, Inc.

3021 SW 22nd Ct Fort Lauderdale, FL 33312

Offering

Target Funding Reqest	Max. Funding Request	Deadline Date	# of Days to deadline
$ 100,000	$ 1,000,000	11/17/2016	12
Price Per Share of stocks	**# of Shares To Be Sold**	**# of Shares Related to the Max. Funding Request**	**Total # of Shares Issued**
$ 0.03	3,333,333	33,333,333	100,000,000
Voting Right	**Will Dividends Be Paid**	**# of Employees**	**Equity Valuation of This Company**
Yes	No	2	$ 3,000,000
Investors	**Investment Committed**	**% of Target Request**	
0	$0	0.00%	

Our Business

Red Empire Real Estate Investments Inc. (REI) was incorporated in State of FL as a C Corp in 8/2016. REI intends to purchase off-market and undervalued real estate properties through a network of resources unbeknownst to most investors, including, but not limited to, pre-auction properties, OCWEN Listings, Direct Bank REOs, and Freddie Mac and Fannie Mae bulk packages deals. REI seeks to provide returns on acquisitions with a minimum purchase price of $200,000 utilizing flipping strategies and a holding strategy on properties assessed for the purpose of residual rental income. Broward County in FL currently is a very high demand market, and REI expects to 20% return on flipping. As of 2016, combined, two founders have done over $2 million in real estate deals. REI will develop a pipeline of revenue deriving from sale of properties and rental income. In the instance that properties for flipping are unable to be sold, they will be rented out to generate income on the property.

Market

REI will focus on Broward County, FL. Although Miami-Dade was the focus of hot real estate, Miami has been slowing down and Broward has been becoming a new real estate hotspot. Data show Broward's true strength is in its single-family homes. Dollar volume for home sales hit $682M in June 2016, more than double that of condos $308M. For the past 12 months, home sales have not fallen once! In May 2016, single-family homes sold were 9.5% more than homes sold in May 2016. Key risks that may result total loss of investors' investment are: (1) sudden cooling off of the real estate market, (2) natural disasters, (3) delay in permit review and approval, and (4) other unforeseen factors.

Competitors

Our competitors include other investors, hedge funds and real estate investment trusts. What separates REI from other investors is that the company has a team of established investors who have extensive experience in real estate investments in FL. REI has access to a wide network of banks that the company has worked directly with. The advantage of the bank network is avoiding trying to find properties through traditional ways like cold calls, letters campaigns, driving for dollars, etc.

Revenue, Cost, Profit, and Forecast

REI seeks to create a pipeline of property acquisitions putting 20% down in order to maximize shareholders returns. The estimated revenue, cost and profit for the target are: $450k; $276k; $174k, respectively, for year 1. For maximum funding, REI expects to earn $3.2M, $2.6M, $600k in rev/cost/profit. Formula used will be After Repair Value (ARV) - General or Misc Costs (10% of ARV) -Profit Sought (20%) - Rehab (10% of ARV) - Loan Repayment equals Maximum Offer Price.

Use of Investment Funds

Use of Investment Funds

Target: $20k of funds raised will be used as down payment to acquire a property of $100k. Rehab costs will total $10k with miscellaneous expenses such as closing, holding costs totaling $20.5k and legal and admin at $20k. Max: Legal and Consulting Fees $100k, Portal Fees $50k, Referral Fees $50k, Property Acquisitions $600k, Rehab Costs $75k, Payroll $100k, and Accounting $25k.

Financial Conditions

The funding request is critical to the REI's operation. Without funds raised, REI will not be able to purchase houses and conduct the house flipping business. Once the funds are raised, REI anticipates to use funds immediately and to be profitable in year 1, which is the first financial milestone. REI will rely on the revenue generated from flipping and the funds raised.

Funds Received from Crowdfunding or Other Exempt Offering in Past 3 Years

Red Empire Real Estate Investments, Inc. has not received any funds from crowdfunding or other exempt offerings in past three years.

Other Debts

Red Empire Real Estate Investments Inc. has no debt.

Stock Related Issues (e.g. impact of issuing additional shares, restriction of transferring stock or dividend distribution)

A total of 1 billion shares authorized and 100M of shares issued by now. Among those issued shares, 80M granted to the owner(s) and 2M related to the target funding request to be sold to investors. If funds raised reach the max level, 20M (or 20% of the issued shares) will be sold to investors. Red Empire Real Estate Investments will evaluate and determine whether to pay dividends when it is appropriate. The sale of additional authorized shares may dilute the value of shares purchased.

Class and Terms of Securities and Limitations on Voting Right

Securities issued are Common Stock (equity) with unlimited voting rights.

Other Issues Related to Equity

There are no issues related to equity.

Related Party Transactions

There are no related party transactions.

Annual Report Filing

The Regulation Crowdfunding (Reg CF) requires a company to file annual report after receiving funds. Because REI is a new company and is in the process of raising funds, it is not required to file annual report yet. REI will file and/or terminate filing annual report as required by the Reg CF.

Predecessor Failed Report Filing

None

Material Information Disclosure

None

Disqualified Events

There have been no disqualified events.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this

Disqualified Events

There have been no disqualified events.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering; nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks associated with Red Empire Real Estate Investments, Inc.

Key risks that may result total loss of investors' investment are: (1) sudden cooling off of the real estate market, (2) natural disasters, (3) delay in permit review and approval; and (4) other unforeseen factors.

Financial disclosure

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	0.0	0.0
Cash & Cash Equivalents	0.0	0.0
Accounts Receivable	0.0	0.0
Short-term Debt	0.0	0.0
Long-term Debt	0.0	0.0
Revenues / Sales	0.0	0.0
Costs of Goods Sold	0.0	0.0
Taxes Paid	0.0	0.0
Net Income	0.0	0.0

View the Company's Website to See More Info	Read Form C filed with the SEC for Other Disclosures
http://www.redempire.us	Form C

Financial Statements	Artical (or Certificate) of Incorporation
(Download)	(Download)

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Officers and Major Stock Holders in: Red Empire Real Estate Investments, Inc.

Name	Title	% of Stock Held[*]	Current Year Occupation	Current Year Employer	One Year Ago Occupation	One Year Ago Employer	Two Years Ago Occupation	Two Years Ago Employer
Uriel Ortiz	Co-CEO	50.00%	Real Estate Investor	Ortiz Property Group, LLC	CEO	Anchor Marine Electric	CEO	Anchor Marine Electric
Patrick Noel	Co-CEO	50.00%	Exporter	4U Hair Unlimited, Inc.	Exporter	4U Hair Unlimited, Inc	Exporter	4U Hair Unlimited, Inc

(*) Note that the percentage of stock held indicates the status of the issuer's current holding prior to selling stocks to investors